Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media release

Roche

04046405

RECD S.E.C.
DEC 0 1 2004
1086

SUPPL

Basel, 22 November 2004

Sale of Roche's consumer health business to Bayer approved by the European antitrust authorities

Closing of the transactions expected by end of 2004

PROCESSED
DEC 03 2004
THOMSON FINANCIAL

Roche today announced that the anti-trust authorities of the European Union have given final approval subject to conditions to the sale of Roche's consumer health business (RCH) to Bayer. The transaction will be subject to a number of other local regulatory approvals. Roche expects closing of the transaction by end of 2004.

As announced earlier this year Roche will sell its non-prescription business Roche Consumer Health to Bayer. The transaction includes all assets of RCH and the five pharmaceutical production factories Grenzach (Germany), Gaillard (France), Pilar (Argentina), Casablanca (Morocco) and Jakarta (Indonesia). In an additional transaction Roche will sell its 50% stake in its joint venture with Bayer to Bayer, which markets the analgesic Aleve and some other OTC brands in the US. The consideration for these two transactions is around 3.6 billion Swiss francs.

The sale of the consumer health business will reinforce Roche's strategy of focusing on its innovation-driven pharmaceuticals and diagnostics divisions, two businesses with significant potential for above average market growth and high value creation.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is number one in the global diagnostics market, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2003, the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche

employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Further information:

www.bayerhealthcare.com/index.php?id=17&L=2

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media release

Roche

Basel, 23 November 2004

Roche and deCODE announce collaboration to co-develop PDE4 inhibitors for vascular diseases

Roche and deCODE genetics (Nasdaq: DCGN) today announced the formation of a three-year collaboration to develop and commercialize phosphodiesterase 4 (PDE4) inhibitors for the prevention and treatment of vascular disease, including stroke. Under the terms of the alliance, deCODE will use its structure-based drug design capabilities to optimize lead compounds and begin development. The companies will share drug discovery and clinical trials costs, and deCODE may receive milestone payments and royalties based on drug sales.

"This collaboration builds directly upon the results that have come out of our long and fruitful partnership with Roche. We are very excited by the opportunity to apply our structure-based drug design and chemistry capabilities to take yet another of our gene discoveries into clinical development," said Kari Stefansson, CEO of deCODE.

"We are happy to move this from collaborative genetically-driven target discovery activities to the next phase of drug research" adds Jonathan Knowles, President of Global Research at Roche. "This is a good example of modern patient focused pharmaceutical R&D, which is based increasingly on a fundamental understanding of molecular pathology made accessible through genetics, genomics, and associated disciplines."

About deCODE genetics

deCODE is a biopharmaceutical company applying its discoveries in human genetics to the development of drugs for common diseases. deCODE is a global leader in gene discovery — our population approach and resources have enabled us to isolate key genes contributing to major public health challenges from cardiovascular disease to cancer, genes that are providing us with drug targets rooted in the basic biology of disease. deCODE is also leveraging its expertise in human genetics and integrated drug discovery and development capabilities to offer innovative products and services in DNA-based diagnostics, bioinformatics, genotyping, structural biology,

drug discovery and clinical development. deCODE is delivering on the promise of the new genetics[SM]. Visit us on the web at www.decode.com.

About Roche as a Partner

Roche is a valued partner to over 50 companies worldwide. During 2003, Roche entered into 20 alliances in discovery, early research and technology, 11 of which extended or expanded existing relationships. Roche's alliance strategy is to enable our partners to grow through a flexible and collaborative approach.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is number one in the global diagnostics market, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2003, the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Further information:

http://www.decode.com/

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp